CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2006 and 2005

(The Company’s independent auditor has not performed a review of these financial statements)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Balance Sheets

	June 30,	March 31,
	2006	2006

Assets

Current assets
Cash and cash equivalents	$ 1,035,205	$ 398,815
Taxes recoverable	17,440	13,636
Due from related parties (Note 5)	380,103	16,866
Accounts receivable and prepaid expenses	60,218	3,049
	1,492,966	432,366

Mineral property interests (Notes 2 and 7)	1,787,036	1,323,978
Equipment	98,505	40,023
Investments (Note 3)	31,706	31,706
Reclamation and other deposits	32,883	32,883

	$ 3,443,096	$ 1,860,956

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 90,799	$ 15,670
Accounts payable, related parties (Note 5)	68,348	450,838
	159,147	466,508
Shareholders’ equity
Share capital (Note 4)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 38,560,776 - (March 2006 – 34,766,276) common shares	20,581,134	18,530,383
Contributed surplus	813,976	795,881
Deficit	(18,111,161)	(17,931,816)
	3,283,949	1,394,448
	$ 3,443,096	$ 1,860,956

Going concern and nature of operations (Note 1)

Subsequent events (Notes 2 and 6)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin Merrifield”

“Frank A. Lang”

Robin Merrifield

Frank A. Lang

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

For the three months ended June 30, 2006 and 2005

	Three Months Ended June 30,
	2006	2005

Expenses
Amortization	$ 372	$ 6,317
Foreign exchange	1,359	(2,122)
Legal, accounting and audit	2,850	--
Management and consulting fees	21,000	7,500
Office and administration	20,663	40,133
Salaries and benefits	16,126	33,239
Shareholder communications	93,123	58,999
Stock-based compensation	29,277	29,651
Travel and conferences	1,959	40,375
Write-down of mineral property interests	--	113,044
Interest and other income	(7,384)	(189)
	179,345	326,947

Income (loss) for the period	(179,345)	(326,947)

Deficit, beginning of period	(17,931,816)	(17,040,552)

Deficit, end of period	$ (18,111,161)	$ (17,367,499)

Loss per share, basic and diluted	$ (0.00)	$ (0.01)

Weighted average number of common shares outstanding	36,153,963	30,032,570
Number of common shares outstanding, end of period	38,560,776	31,823,009

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

For the three months ended June 30, 2005 and 2004

	Three months ended June 30,
	2006	2005
Cash provided by (used for):

Operating activities
Loss for the period	$ (179,345)	$ (326,947)
Items not involving cash
Amortization	372	6,317
Stock-based compensation	29,277	31,856
Write-down of mineral property interests	--	113,044
Changes in non-cash working capital
Accounts receivable	(57,169)	2,669
Taxes recoverable	(3,804)	(15,071)
Accounts payable and accrued liabilities	75,129	(1,703)
Cash used in operating activities	(135,540)	(189,835)

Investing activities
Mineral property interests
Acquisition costs	(35,258)	(1,774)
Exploration and development costs	(594,281)	(371,640)
Recovery of expenditures	--	8,957
Equipment	(64,620)	(7,358)
Cash used in investing activities	(694,159)	(371,815)

Financing activities
Common shares issued for cash	1,884,069	268,449
Due to/from related parties	(417,980)	209,891
Cash provided by financing activities	1,466,089	478,340

Increase (decrease) in cash and cash equivalents during the period	636,390	(83,310)

Cash and cash equivalents, beginning of period	398,815	93,084

Cash and cash equivalents, end of period	$ 1,035,205	$ 9,774

Supplemental information
Shares issued for mineral property interests	$ 155,500	$ 34,500

See accompanying notes to interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

1.

Going concern and nature of operations:

The accompanying financial statements for the interim periods ended June 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2006.

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has working capital at June 30, 2006, of $1,333,820.

Without additional external funding to meet existing obligations and to finance all planned exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests:

(a)

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (200,000 issued) and cash payments totalling $110,000 ($30,000 paid) over six years.  The optionors will retain a 2% net smelter return royalty (“NSR”) on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.  The Goldsmith property is comprised of the Goldsmith property and the Lucky Jack claims.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

2.

Mineral property interests (continued):

(b)

Lucky Jack claims

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and payments totalling $110,000 ($15,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

(c)

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in Mineral Exploration Licence Numbers 64, 65 and 66 totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”).

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

In April 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (33,334 common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007.  The Companies have received a report confirming that BHP Billiton has spent significantly more than this on the Companies’ behalf.  Upon earning the 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  Subsequent to June 30, 2006, the Company issued 16,667 common shares and made a cash payment of $13,333, relating to the Trout Claim Group.

(d)

Casierra Diamond Licenses, Sierra Leone

The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (See Note 5 (c), to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Initially, the Company has the right to earn an undivided 51% interest in the licences by issuing a total of 200,000 common shares which were issued.  Exploration costs of not less than US$500,000 were to be incurred on the licences by March 16, 2006, which were also incurred.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

2.

Mineral property interests (continued):

(d)

Casierra Diamond Licences, Sierra Leone (continued)

Secondly, the Company could acquire an additional 19% undivided interest by the issuance of an additional 300,000 common shares by March 16, 2007, and by completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its 70% interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the licences in accordance with its interest.  During the three months ended June 30, 2006, the Company completed the balance of the required exploration expenditures of US$300,000 and the final option payment of 300,000 common shares was made.  As a result, the Company has earned a 70% interest in the licences.

3.

Investments:

	Number of Shares	Book Value 2006	Book Value 2005
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$30,000
Abitibi Mining Corp.	7,000	210	210
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
		31,704	31,704
Non-public companies:
Terra Gaia Inc.	100,000	1	1
LMC Management Services Ltd.	1	1	1
		$31,706	$31,706

The quoted market value of the above listed publicly traded securities as at June 30, 2006, was $33,359 (March 31, 2006 - $36,686).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

4.

Share capital:

Authorized

Unlimited number of common shares without par value.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

4.

Share capital (continued):

Issued and fully paid

	Number of shares	Amount

Balance, March 31, 2006	34,766,276	$ 18,530,383
Shares issued for mineral properties and other
Goldsmith Claims	50,000	29,000
Lucky Jack Claims	50,000	27,500
Casierra Diamond Licences	300,000	99,000
Contributed surplus recognized on option exercise	--	11,182
Shares issued for cash
Private placement	3,000,000	1,780,944
Warrants exercised	65,500	29,475
Stock options exercised	329,000	73,650
Balance, June 30, 2006	38,560,776	$ 20,581,134

During the three months ended June 30, 2006, the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for net proceeds of $1,800,000.  Each unit is comprised of one common share and one half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one common share until June 1, 2007, at an exercise price of $0.75 per share.

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 4,750,000 common shares under the plan.  At June 30, 2006, 4,009,300 stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The following table summarizes information on stock options outstanding at June 30, 2006:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	615,000	0.82 years
$0.30	500,000	3.27 years
$0.54	1,199,300	2.48 years
$0.165	1,095,000	4.10 years
$0.215	500,000	4.33 years
$0.50	100,000	4.96 years

The fair value of stock options granted during the period is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: Risk free interest rate – 4.16%; Expected life in years – 3 years; Expected volatility – 90%; and a fair value per option granted of $0.24.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

4.

Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the three months ended June 30, 2006, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2006	4,238,300	$0.30
Granted	100,000	$0.50
Exercised	(329,000)	$0.22
Balance, June 30, 2006	4,009,300	$0.31
Exercisable at June 30, 2006	3,136,800	$0.33

Share purchase warrants

As at June 30, 2006, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,934,500	$0.45	April 18, 2007
1,000,000	$0.40	March 21, 2008
1,500,000	$0.75	June 1, 2007
4,434,500

The expiry date of 2,000,000 of the warrants described above was extended from April 18, 2006 to April 18, 2007.  32,350 warrants exercisable at a price of $0.45 expired unexercised, and 66,500 warrants were exercised at a price of $0.45.

5.

Related party transactions and balances:

	Three months ended June 30,
	2006	2005
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 54,414	$ 80,474
Lang Mining Corporation (b)	15,000	7,500
Kent Avenue Consulting Ltd. (d)	6,000	--
Fred Holcapek (e)	--	US$29,315

	June 30, 2006	March 31, 2006
Balances receivable from:
Casierra project advances (c)	$ 344,613	$ 16,866
LMC Management Services Ltd.	33,090	--
Sultan Minerals Ltd.	2,400	--
	380,103	16,866
Balances payable to (g):
LMC Management Services Ltd.	$ --	$ 903
Legal fees	--	3,000
Directors	68,348	446,935
	$ 68,348	$ 450,838

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

5.

Related party transactions and balances (continued):

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $5,000 (2006 - $2,500) per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, a company incorporated in British Columbia and its wholly-owned subsidiary, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

6.

Subsequent events:

Subsequent to June 30, 2006:

(a)

the Company issued 16,667 common shares and made a cash payment of $13,333 pursuant to the option agreement on the Trout Claim Group.

(b)

there were 90,000 stock options exercised at a price of $0.165 and 83,900 stock options exercised at a price of $0.30, to provide $40,020 to the treasury.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)
(unaudited – Prepared by Management)

7.

Mineral property acquisition and development costs:

Three months ended June 30, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2006
Acquisition costs
Balance, beginning of period	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred (recovered) during the period	99,000	258	91,500	--	--	190,758
Write-down of mineral property interests	--	--	--	--	--	--
Balance, end of period	199,241	6,064	466,253	37,024	--	708,582

Exploration and development costs
Incurred during the period
Assays and analysis	--	--	--	--	410	410
Dredging	55,810	--	--	--	--	55,810
Drilling	--	--	--	--	6,284	6,284
Geological and geophysical	57,759	62,398	229	--	9,177	129,563
Site activities	12,599	26	99	--	24,370	37,094
Stock based compensation	--	--	--	--	--	--
Travel and accommodation	34,235	--	--	--	8,904	43,139
	160,403	62,424	328	--	49,145	272,300
Balance, beginning of period	464,940	52,119	170,586	11,311	107,198	806,154
Write-down of mineral property interests	--	--	--	--	--	--
Balance, end of period	625,343	114,543	170,914	11,311	156,343	1,078,454
Total Mineral Property Interests	$ 824,584	$ 120,609	$ 637,165	$ 48,335	$ 156,343	$ 1,787,036

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2006 and 2005

(expressed in Canadian dollars)
(unaudited – Prepared by Management)

7.

Mineral property acquisition and development costs:

Year ended March 31, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2006
Acquisition costs
Balance, beginning of year	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred during the year	20,241	830	88,985	23,256	--	--	133,312
Balance, end of year	100,241	5,806	374,753	37,024	--	--	517,824

Exploration and development costs
Incurred during the year
Assays and analysis	--	--	1,616	--	2,111	4,375	8,102
Drilling	18,172	--	--	--	8,791	1,679	28,642
Geological and geophysical	216,853	(110)	14,220	2,217	42,789	35,253	311,222
Site activities	63,541	224	514	138	40,628	111,302	216,347
Travel and accommodation	58,838	--	1,516	--	18,723	14,243	93,320
	357,404	114	17,866	2,355	113,042	166,852	657,633
Balance, beginning of year	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of year	464,940	52,119	170,586	11,311	--	107,198	806,154
Total Mineral Property Interests	$ 565,181	$ 57,925	$ 545,339	$ 48,335	$ --	$ 107,198	$ 1,323,978